hear.com N.V.
c/o hear.com LLC, 396 Alhambra Circle, Suite 600
Coral Gables, Florida 33134

March 16, 2022

Via EDGAR

Division of Corporation Finance

Office of Life Sciences
Attn: Mr. Gary Guttenberg, Senior Counsel

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	hear.com N.V.

Registration Statement on Form F-1

File No. 333-255339

Ladies and Gentlemen:

hear.com N.V., a Dutch public company with limited liability (naamloze vennootschap) (the “Company”), pursuant to Rule 477 under the Securities Act of 1933, as amended, hereby requests to withdraw from registration the Registration Statement on Form F-1 (File No. 333-255339), including all exhibits thereto (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on April 19, 2021 and amended on May 3, 2021, May 5, 2021 and May 7, 2021, with such withdrawal to be effective as of the date hereof or as soon as practicable hereafter.

The Registration Statement is being withdrawn because a determination has been made not to proceed with the initial public offering of the Company’s common shares contemplated in the Registration Statement at this time. The Registration Statement was not declared effective by the Commission, and no securities of the Company were offered or sold pursuant to the Registration Statement.

Please provide a copy of the order granting withdrawal of the Registration Statement to William B. Brentani of Simpson Thacher & Bartlett LLP, the Company’s counsel, by fax at (650) 251-5002 or email at wbrentani@stblaw.com. If you have any questions regarding this request for withdrawal, please contact Mr. Brentani at (650) 251-5110.

[Signature page follows]

Very truly yours,

hear.com N.V.

Signature:	/s/ Marco Vietor
Name:	Marco Vietor
Title:	Director and Co-Chief Executive Officer

Signature:	/s/ Paul Crusius
Name:	Paul Crusius
Title:	Director and Co-Chief Executive Officer

[Signature Page for Request Letter regarding the Withdrawal of the Registration Statement]